UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14A

(RULE 14a-101)
SCHEDULE 14A INFORMATION

Consent Statement Pursuant To Section 14(A) of the Securities
Exchange Act of 1934 (Amendment No. 1)

Filed by the Registrant [  ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to § 240.14a-12

Hartman Commercial Properties REIT
(Name of Registrant as Specified In Its Charter)

Allen R. Hartman
Hartman Management, L.P.
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

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☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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(2)	Form, Schedule or Registration Statement No.:
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(4)	Date Filed:

PRELIMINARY COPY - - SUBJECT TO COMPLETION
Allen R. Hartman and Hartman Management, L.P.

Dear Fellow Common Shareholders of Hartman Commercial Properties REIT:

Written consents are being solicited by Allen R. Hartman and Hartman Management, L.P. and not by Hartman Commercial Properties REIT, a Maryland real estate investment trust (the "REIT"). We are requesting that you act by written consent to remove the current four members of the REIT’s current Board of Trustees and to fill the six resulting vacancies with the persons also named below. We are soliciting your written consent to approve the following:

•
the removal without cause of James C. Mastandrea, Chand Vyas, Jack L. Mahaffey, and Chris A. Minton from the REIT's Board of Trustees and any other person or persons (other than the persons elected pursuant to this proposed action by written consent) elected or appointed to the Board of the REIT prior to the effective date of these Proposals to fill any newly-created directorship or vacancy on the Board; and

•
the appointment of Allen R. Hartman, Larry Bouffard, Lynch Butler, Devinder N. Mahajan , John G. Ostroot, and William M. Ramsey, to serve as members of the Board to fill four of the newly-created vacancies and two existing vacancies on Board (the "Nominees");

Each of the two Proposals is conditioned upon the approval by the common shareholders of the REIT of the other Proposal. Thus, we will not be seeking the removal of the four persons named above from the REIT’s current Board of Trustees, unless the common shareholders also approve the appointment of the Nominees. Our Nominees will actively work to improve the REIT's long-term viability and stock price with the leadership of Allen Hartman.

In the event that the United States District Court for the Southern District of Texas, Houston Division, determines that recent changes to the REIT’s organizational documents are valid and enforceable, then any consent solicited pursuant to this consent solicitation will be of no effect. Please see “Consent Litigation” on page 15 and “Consent Procedure” on page 30 of the enclosed Consent Statement.

THE NOMINEES, IF APPOINTED, ARE REQUIRED TO ACT IN THE BEST INTEREST OF THE REIT'S COMMON SHAREHOLDERS.

WE BELIEVE THAT YOUR VOICE IN THE FUTURE OF THE HARTMAN REIT CAN BEST BE EXPRESSED THROUGH YOUR CONSENT TO THE TWO PROPOSALS OUTLINED ABOVE.

The enclosed consent solicitation statement contains important information concerning our solicitation and our Nominees--please read it carefully.

WE URGE YOU TO PROTECT YOUR INVESTMENT IN THE HARTMAN REIT NOW BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE CONSENT CARD TODAY.

The results of our consent solicitation will be communicated to you by the issuance of a press release. Additionally, in accordance with applicable law, prompt notice of the action taken by consent will be provided to common shareholders who have not executed consents.

Please consent with respect to all shares for which you are entitled to give consent, as set forth on your WHITE consent card, in favor of each Proposal as described in the accompanying consent statement.

If you have any questions about our consent solicitation or need any assistance completing your consent card, please call D.F. King & Co., Inc., who is assisting Hartman Management, toll free at 1-800-628-8532.

Thank you for your support,

Allen R. Hartman
Hartman Management, L.P.

Houston, Texas
February [ ], 2007

IMPORTANT

PLEASE READ THIS CAREFULLY

1.	If you hold your shares in your own name, please mark, sign, date and mail the enclosed WHITE consent card to D.F. King & Co., Inc in the postage-paid envelope provided.

2.
If your shares are held in the name of a brokerage firm, bank nominees or other institution, only it can execute a consent representing your shares and only on receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a WHITE consent card to be signed representing your shares. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to us in care of D.F. King & Co., Inc so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

If you have any questions or require any assistance in executing your consent, please call:

D. F. KING & CO., INC.
48 WALL STREET, 22ND FLOOR
NEW YORK, NY 10005
Common Shareholders Call Toll-Free: (800) 628-8532

Banks and Brokers Call Collect: (212) 269-5550

PRELIMINARY COPY - - SUBJECT TO COMPLETION
FEBRUARY [  ], 2007

CONSENT SOLICITATION STATEMENT
OF
ALLEN R. HARTMAN
HARTMAN MANAGEMENT, L.P.

Allen R. Hartman and Hartman Management, L.P. (collectively, the “Hartman Parties”) are furnishing this Consent Solicitation Statement in connection with their solicitation of written consents from the holders of common shares of beneficial interest, par value $.001 per share (the "Shares"), in the of Hartman Commercial Properties REIT, a Maryland real estate investment trust (the "REIT"), to take the following actions without a common shareholders' meeting in accordance with Maryland REIT law:

•
the removal without cause of James C. Mastandrea, Chand Vyas, Jack L. Mahaffey, and Chris A. Minton from the REIT’s Board of Trustees and any other person or persons (other than the persons elected pursuant to this proposed action by written consent) elected or appointed to the REIT’s Board of Trustees (the “Board”) prior to the effective date of these Proposals to fill any newly-created directorship or vacancy on the Board; and

•
the appointment of Allen R. Hartman, Larry A. Bouffard, Lynch Butler, Devinder N. Mahajan, John G. Ostroot, and William M. Ramsey, to serve as members of the Board to fill four of the newly-created vacancies and two existing vacancies on Board (the "Nominees").

In the event that the United States District Court for the Southern District of Texas, Houston Division, (the “Federal Court”) determines that recent changes to the REIT’s organizational documents are valid and enforceable, then any consent solicited pursuant to this consent solicitation will be of no effect. Please see “Consent Litigation” on page 15 and “Consent Procedure” on page 30.

In addition, each of the two Proposals is conditioned upon the approval by the common shareholders of the REIT of the other Proposal. Thus, we will not be seeking the removal of the four persons named above from the REIT’s current Board of Trustees unless the common shareholders also approve the appointment of the Nominees.

The purpose of the consent solicitation is to remove four directors and to elect six new directors to the Board. The Hartman Parties believe that if the Proposals become effective and the Board is reconstituted as a result, the new Board will be better suited to implement new strategies to maximize shareholder value.

THIS CONSENT SOLICITATION IS BEING MADE BY THE HARTMAN PARTIES AND NOT BY OR ON BEHALF OF THE REIT. WE ARE ASKING THE COMMON SHAREHOLDERS OF THE REIT TO ACT BY WRITTEN CONSENT WITH RESPECT TO THESE PROPOSALS ON THE ACCOMPANYING WHITE CONSENT CARD.

A consent solicitation such as this allows the holders of the Shares to act by submitting written consents to proposed shareholder actions in lieu of voting in person or by proxy at an annual or special meeting of common shareholders. To be adopted by written consent, each Proposal needs to be approved by the holders of a majority of the outstanding Shares on the record date for the solicitation. For a description of the record date see "Consent Procedure” on page 30.

This Consent Solicitation Statement and the related WHITE consent card are first being sent or given on or about February [ ], 2007 to holders of Shares.

We urge you to vote in favor of the Proposals by signing, dating and returning the enclosed WHITE consent card. The failure to sign and return a consent will have the same effect as voting against the Proposals.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION	4

THE CONSENT LITIGATION	15

THE STATE COURT LITIGATION	25

INFORMATION CONCERNING ALLEN R. HARTMAN AND HARTMAN MANAGEMENT, L.P. AND THE NOMINEES	26

ADDITIONAL INFORMATION	27

PROPOSAL NO. 1: REMOVAL OF JAMES C. MASTANDREA, CHAND VYAS, JACK L. MAHAFFEY, AND CHRIS A. MINTON FROM THE REIT'S BOARD OF TRUSTEES	28

PROPOSAL NO. 2: ELECTION OF NOMINEES	28

VOTING SECURITIES	29

APPRAISAL RIGHTS	30

SOLICITATION OF CONSENTS	30

CONSENT PROCEDURE	30

REVOCATION PROCEDURE	31

SPECIAL INSTRUCTIONS	31

QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

The following are some of the questions you, as a shareholder, may have and answers to those questions. The following is not meant to be a substitute for the information contained in the remainder of this document, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this document. We urge you to read this entire document carefully prior to making any decision on whether to grant any consent hereunder.

Q:	WHO IS MAKING THE SOLICITATION?

A:
In addition to the Nominees (who are Allen R. Hartman, Larry Bouffard, Lynch Butler, Devinder N. Mahajan , John G. Ostroot, and William M. Ramsey) the participants in this consent solicitation (the “Participants") are Allen R. Hartman and Hartman Management, L.P.

Allen R. Hartman, age 54, founded the REIT in 1998 and served as its president, secretary and chairman of the Board of the REIT until October 2, 2006, when he was removed from his positions as Chief Executive Officer, Secretary and Chairman of the Board of Trustees of the REIT. Mr. Hartman is also the sole limited partner of the REIT’s former advisor and property manager, Hartman Management, L.P. (“Hartman Management”), as well as the president, secretary, manager and sole member of the general partner of the Hartman Management. Since 1984, Mr. Hartman, as an individual general partner, has been the sponsor of 18 private limited and general partnerships that have invested in commercial real estate in Houston, San Antonio and Dallas, Texas. Mr. Hartman has over 30 years of experience in the commercial real estate industry.

On August 20, 1998, the REIT was formed as a real estate investment trust, pursuant to the Texas Real Estate Investment Trust Act, to consolidate and expand the real estate investment strategy of Mr. Hartman in acquiring and managing retail, office/warehouse and office properties. In July 2004, the REIT changed its state of organization from Texas to Maryland pursuant to a merger of the REIT directly with and into a Maryland real estate investment trust formed for the sole purpose of the reorganization and the conversion of each outstanding common share of beneficial interest of the Texas entity into 1.42857 common shares of beneficial interest of the Maryland entity (now The Hartman REIT). The REIT serves as the general partner of Hartman REIT Operating Partnership, L.P. (the “Operating Partnership”), which was formed on December 31, 1998, as a Delaware limited partnership. The REIT currently conducts substantially all of its operations and activities through the Operating Partnership.

Limited partners in the Operating Partnership hold limited partnership interests (“OP Units”). In connection with the reorganization discussed above, OP Unit holders received 1.42857 OP Units for each OP Unit previously held. Distributions to OP Unit holders are paid at the same rate per unit as dividends per share of the REIT. OP Units holders have the right to require the Operating Partnership to redeem their OP Units. The redemption price is based upon the market value of the Shares, based upon the closing sales price of the Shares, if traded on a national exchange, or an appraised value, if not so traded. Before any redemption, the REIT may elect to purchase the OP Units for cash or by delivering Shares at a ratio of one OP Unit for one Share. As of March 31, 2006, there were 14,793,289 OP Units outstanding, of which The Hartman REIT and Mr. Hartman own 8,984,952 and 2,291,859.074 OP Units, respectively.

In addition to his OP Unit ownership, Mr. Hartman is the single largest shareholder in the REIT, owning beneficially 301,992.926 Shares (approximately 3.2% of the outstanding Shares). As set forth in the REIT’s Proxy Statement, dated May 1, 2006, filed pursuant to Section 14(A) of the Securities Exchange Act of 1934, Mr. Hartman’s economic interest in The Hartman REIT is approximately 22% of the outstanding Shares. Therefore, Mr. Hartman has a substantial congruency of interest with the other shareholders to maximize the long-term value of the Shares.

Q:	WHAT ARE YOU ASKING THAT THE COMMON SHAREHOLDERS CONSENT TO?

A:
We are asking you to act by written consent to approve the two Proposals. Proposal 1 seeks to remove four members of the Board of Trustees named in the proposal and Proposal 2 seeks to elect six individuals to fill the four vacancies resulting from Proposal 1 and the two existing vacancies on the Board. Each of the two Proposals is conditioned upon the approval by the common shareholders of the REIT of the other Proposal. Thus, we will not be seeking the removal of the four persons named above from the REIT’s current Board of Trustees unless the common shareholders also approve the appointment of the six Nominees.

Q:	WHY IS THE CONSENT SOLICITATION CONDITIONAL UPON RULINGS BY THE FEDERAL COURT?

A:
On November 29, 2006, the Hartman Parties filed a preliminary consent solicitation (the “Preliminary Consent”) with the Securities and Exchange Commission (“SEC”). Upon effectiveness of the Preliminary Consent, the Hartman Parties intended to solicit consents to remove the existing Board and propose a new slate of trustees. At the time the Hartman Parties filed the Preliminary Consent with the SEC, the REIT’s governance documents provided that the shareholders could act by consent and the removal of directors required only a simple majority. For a detailed discussion of these provisions, please see “Consent Litigation” on page 15.

On December 2, 2006, in response to the Preliminary Consent, the Board took action that purported to, among other things (collectively, the “Entrenchment Actions”):

•	repeal the REIT’s Bylaw provision which permitted shareholder action by written consent;

•
change the Declaration of Trust that clearly provided that the term of Trustees is one year by creating a “staggered” board of six, two members in each of three classes, each class with a three-year term, with the members of one of such classes up for election every year. Mr. Mastandrea was appointed to serve a three-year term. No shareholder has ever voted for Mastandrea and, according to the Board, no shareholder will be permitted to until he has served for three years;

•	create a provision requiring a two-thirds vote of shareholders to remove a Trustee; and

•
otherwise restricting the rights of the shareholders to exercise their right to vote their shares by requiring for example that a shareholders meeting can only be called by holders of a majority of the shares.

Because of the Entrenchment Actions, the Hartman Parties could not solicit consents in accordance with the Preliminary Consent. However, based in part upon the well-established legal principles described below and in the Hartman Parties’ pleadings filed with the Federal Court on January 30, 2007, the Hartman Parties believe that the Entrenchment Actions taken by the Board of Trustees constitute a breach of the Trustees’ duty of loyalty and are invalid:

The shareholder franchise, or right to vote, is the fundamental right belonging to a corporation’s shareholders. Because of the significance of the shareholders’ right to vote for directors, a board may not take action designed primarily to interfere with the exercise of that right.

In addition, the Hartman Parties believe that Mr. Mastandrea’s tactics are similar to his failed efforts to disenfranchise shareholders of First Union Real Estate Equity and Mortgage Investments (“First Union”). While Mr. Mastandrea was CEO of First Union, a major shareholder, Gotham Partners, LP (“Gotham”), initiated a proxy solicitation for the purpose of taking control of the board of trustees of First Union. First Union sued Gotham in the Court of Common Pleas of Ohio and attempted to use a bylaw provision to obtain an injunction prohibiting Gotham form voting its shares. Ultimately, First Union lost in its attempt to keep the shareholders from voting on Gotham’s proposal.

First Union, under Mastandrea’s leadership, incurred expenses of approximately $17.5 million in what the court described as an attempt to “totally disenfranchise Gotham.” The Merger & Acquisitions Report, dated June 22, 1988 and titled Proxy Fights - FUR Continues to Pay for Lost Battles, provides, in pertinent part, as follows:

The cost of failure can be high. Last week, First Union Real Estate Investment trust (FUR) announced an anticipated second quarter loss of $18.8 million, virtually all incurred by a failed effort to ward off a proxy fight and the subsequent change in board control.

The charges for the hard-fought contest, expected to total about $17.5 million, encompasses more than $6 million in proxy fees and expenses. That includes $3.2 million on the paired-share Real Estate Investment Trust side, and $3.1 million for the reimbursement for of shareholders Gotham Partners, LP, which completed its successful campaign for control of the board last month…”We were aware of the various costs, but the sheer scale is always shocking,” said William Ackman, president of Gotham… The $250 million market cap company’s stock took a on the expected loss news, falling 9% from $9.31 to $8.50….

Other expenses include a $3.4 million severance package for former Chairman and CEO James Mastandrea and the $5 million of lifting restraints on restricted shares, following FUR’s change in control.

FUR expects a total loss of about 60 cents per share for the quarter, which ended June 30, compared to the year-earlier income of three cents a share. The second quarter dividend on common shares will be suspended.

In denying First Union’s request to keep Gotham from being allowed to nominate directors and vote their shares, the court stated that:

First Union’s attempts to preclude the inevitable proxy contest and possible take over of its current Board and fear of change in management are understandable; however, actions that would deprive a shareholder of exercising right to a $30 million investment while also depriving other shareholders of the ability to consider valid options are unlikely to satisfy [the] requirement that the public interest be served.
. . .
First Union’s management’s efforts to disenfranchise Gotham do not appear to be designed to protect First Union’s REIT status but rather management. All the shareholders should have a fair opportunity to decide the direction of the corporation. . . (emphasis added)

The Hartman Parties believe that Mr. Mastandrea, and the other trustees of the REIT, have taken the Entrenchment Actions in response to the Preliminary Consent, and as the Court found in the First Union proxy battle, not to protect the REIT, but rather, to protect the current management.

The Hartman Parties believe it is in the best interest of the REIT and its shareholders for the shareholders to exercise their fundamental right to vote and decide who they want to serve on the be the trustees for their trust. Therefore, on January 30, 2007, the Hartman Parties filed a Counterclaim in Federal Court alleging that the Entrenchment Actions were not permitted by the REIT’s organizational documents, were not in the best interest of the REIT, and constituted violations of the fiduciary duties owed by the Board to the REIT, it’s shareholders, the operating partnership of which the REIT is general partner, and its limited partners. The Hartman Parties have requested that the Federal Court enjoin the REIT from enforcing the Entrenchment Actions. In addition, the Hartman Parties are seeking to obtain a declaration that (1) the consent solicitation statement is not materially false and misleading; (2) the recent changes to the REIT’s organizational documents and bylaws are invalid; and (3) the directors of the REIT may be removed from office by majority consent of the shareholders.

In the event that the Federal Court determines that the Entrenchment Actions are valid and enforceable, then any consent solicited pursuant to this consent solicitation will be of no effect. Please see “Consent Litigation” on page 15.

Q:	WHAT IS THE BACKGROUND TO THE SOLICITATION?

A:
Since the REIT’s formation, Hartman Management has acted as the REIT’s advisor and manager of the REIT’s day-to-day operations and portfolio of properties. Hartman Management provided the advisory services to The Hartman REIT pursuant to an Advisory Agreement, dated as of August 31, 2004 (the “Advisory Agreement”), and a Property Management Agreement, dated as of September 1, 2004 (the “Management Agreement”).

On October 2, 2006, the Board removed Mr. Hartman as Chairman and CEO. Under the direction of Mr. Mastandrea, the REIT commenced litigation against the Hartman Parties by filing its Original Petition against Hartman and Hartman Management in the 333rd Judicial District Court, Harris County, Texas complaining of the alleged conduct of Hartman and Hartman Management, in the litigation styled Hartman Commercial Properties REIT, et al, vs. Allen R. Hartman, et al, Cause No. 2006-63041, which lawsuit is pending in the District Court of Harris County, Texas (the “State Court Action”). As set forth in the Hartman Parties’ Original Counterclaim filed in the State Court Action, the Hartman Parties believe that REIT did incur material termination penalties and liabilities as a result of the termination of the Property Management Agreement and the Advisory Agreement as well as the conduct subsequent to such termination. A copy of the Hartman’s Amended Counterclaim is available online at Hartman Management’s website www.hartmanmgmt.com. For description of the State Court Action, please see “State Court Litigation” on page 25.

On October 25, 2006, the REIT sent a letter to the shareholders informing the shareholders that Hartman had been removed as Chairman and CEO, that the Advisory Agreement between the REIT and Hartman Management was not renewed, and that the Management Agreement between the REIT and Hartman Management was terminated. Thereafter, Hartman resigned from the Board and commenced the process of pursuing a consent solicitation for purposes of removing the existing Board and electing new Trustees thereto.

On November 29, 2006, Hartman and Hartman Management filed a preliminary consent solicitation (the “Preliminary Consent”) with the SEC. In the Preliminary Consent, Hartman and Hartman Management seek to remove the existing Board and propose a new slate of trustees. The REIT’s organizational documents, as in effect on November 29, 2006, expressly allowed that any shareholder action may be taken by written consent. See "Consent Litigation" on page 15.

On December 2, 2006, in response to the Preliminary Consent, the Board took the following actions:

1.	Repealing Article II, Section 13 of the Bylaws which permits shareholder action by written consent.

2.	Repealing Article II, Section 14 of the Bylaws in an attempt to preclude Mr. Hartman from voting shares in the REIT acquired by him;

3.
Electing that the REIT would be subject to Sections 3-803, 3-804(a) and (b) and 3-805 of Title 3, Subtitle 8 of the MGCL, providing for three (3) classes of Trustees with terms expiring on a staggered three year basis, requiring a two-thirds vote of shareholders to remove a Trustee and otherwise restricting the rights of the shareholders to exercise their right to vote their shares.

Additionally, on December 18, 2006, the REIT sent its shareholders a letter in response to the consent solicitation. Thereafter, on January 12, 2007, the REIT sent its shareholders another letter addressing, in greater detail, its response to the Preliminary Consent Statement. Neither the December 18, 2006, letter nor the January 12, 2007, letter (collectively, the “Statements in Opposition”) were filed with the SEC as solicitation materials pursuant to SEC Rule 14a. In addition, the Statements in Opposition fail to include the information required by SEC Rule 14a and include numerous misstatements and omissions, such as for example, a misrepresentation of stock performance of Paragon Real Estate Equity and Investment Trust, by failing to adjust comparative stock prices for a 75:1 reverse stock split.

Q:	WHAT CONCERNS DO YOU HAVE ABOUT MR. MASTANDREA?

A:	The following examples from Mr. Mastandrea’s business record, among other things, support our concerns:

1.
The Eagle Wings Bankruptcy. Eagle’s Wings Aviation Corporation, an aviation services business, where Mr. Mastandrea served as Chief Executive Officer, was placed into receivership in September 2001 and filed for protection under Chapter 11 of the federal bankruptcy laws, in March 2002.

2.
Mastandrea’s concurrently serving as President & CEO of two public companies with potentially conflicting interests. The REIT’s October 4, 2006 press release provides that “Mr. Mastandrea also currently serves as Chief Executive Officer, President and Chairman of the Board of Paragon Real Estate Equity and Investment Trust (OTC BB: symbol PRLE.OB) (“Paragon”).” Paragon is headquartered in Cleveland, Ohio. The Hartman REIT is headquartered in Houston, Texas. With fiduciary duties of undivided loyalty to both the REIT and Paragon, the Hartman Parties believe that Mr. Mastandrea has a conflict of interest as supported by the facts detailed below.

First, on the Paragon side, Mr. Mastandrea outlined a plan for Paragon that contemplate selling Paragon to another company. Specifically, in a Press Release, Mr. Mastandrea commented:“It has been very challenging and costly to operate Paragon as a public company…While Paragon is still trading on the Over the Counter securities market, we are looking for alternatives for the Company.” (emphasis added). Mr. Mastandrea disclosed that valuation differences may exist and that a failure to complete a transaction will materially and adversely affect the Company's (Paragon’s) ability to continue operations. In this regard, Note 3, Going Concern, to Paragon’s Form 10-QSB, for the quarterly period ended September 30, 2006, indicate the following:

Three independent trustees signed subscription agreements to purchase 125,000 Class C Convertible Preferred Shares for an aggregate contribution of $500,000 cash to maintain the Company as a corporate shell current in its SEC filings so that it may be used in the future for real estate deals or sold to another company. During the third quarter of 2006, the Company received the first quarterly installment of $125,000 from three trustees for payment of Class C Convertible Preferred Shares. There can be no assurance that we will be able to close a transaction or keep the Company currently filed with the SEC. Even if our management is successful in closing a transaction, investors may not value the transaction in the same manner as we did, and investors may not value the transaction as they would value other transactions or alternatives. Failure to obtain external sources of capital and complete a transaction will materially and adversely affect the Company's (Paragon's) ability to continue operations. (emphasis added)

Also, Mr. Mastandrea recently obtained Class C Convertible Preferred Stock that will be worth little should Paragon Fail to continue as a going concern and could be valuable upon a merger with the REIT.

On the Hartman REIT side, Mr. Mastandrea’ “Statements in Opposition” (please see Consent Litigation on page 15), details, under the heading “Positioning for Listing,” that: “The decision to list HCP publicly is important and should be made in 2007.” Paragon’s listing objective, as detailed by Mr. Mastandrea, can be accomplished through a merger of the REIT and Paragon.

With an investment in the Class C Convertible Preferred Shares of Paragon, coupled with the fact that a failure to complete a transaction “will materially and adversely affect the Company's (Paragon's) ability to continue operations” and the decision to “list” the REIT in 2007 creates the conflict of interest for Mr. Mastandrea, who owes fiduciary duties of undivided loyalty to both the REIT and Paragon.

The Hartman Parties believe, based upon the above facts, that Mr. Mastandrea’s fiduciary duty of undivided loyalty to Paragon would require him to seek a the “listing” of the Shares through a merger of the REIT and Paragon. For additional disclosure regarding Mr. Mastandrea’s conflicts, please see “State Court Litigation” on page 25.

3.	Mastandrea has been compensated to serve as Paragon’s Chairman of the Board, Chief Executive Officer and President until September 29, 2008.

In a Current Report on Form 8-K, dated September 29, 2006, Paragon disclosed the “pre-payment” of Mr. Mastandrea’s services as an officer of Paragon:

James C. Mastandrea, Chairman of the Board, Chief Executive Officer and President of Paragon, signed a Subscription Agreement (the "Mastandrea Subscription Agreement") whereby he will purchase 44,444 restricted shares of Class C Preferred Shares. The consideration for the purchase will be Mr. Mastandrea's services as an officer of Paragon for the period beginning September 29, 2006 and ending September 29, 2008.

Each of the trustees of Paragon, namely Daryl J. Carter, John J. Dee, Daniel G. DeVos, Paul T. Lambert, James C. Mastandrea and Michael T. Oliver, signed a Restricted Share Agreement with Paragon, dated September 29, 2006, to receive a total of 12,500 restricted Class C Preferred Shares as of the date of the Restricted Share Agreement in lieu of receiving fees in cash for service as a trustee for the two years ending September 29, 2008. (emphasis added)

4.
The Withdrawn Paragon Registration Statement. On January 27, 2006, under Mr. Mastandrea’s leadership, Paragon issued a Press Release, headlined “Paragon Receives Decision from American Stock Exchange.” This Press Release and SEC filings indicate that Paragon filed a registration statement (SEC File No. 333-129219) in October 2005 to raise $100 million in public equity. On January 20, 2006, approximately three months later, without selling any securities, Paragon’s registration statement was withdrawn. In an April 12, 2006 Press release regarding Messrs. Mastandrea and John J. Dee’s, a fellow director, employment with Paragon, Paragon stated:

The independent trustees of Paragon’s board authorized the modification of the employment agreements of James C. Mastandrea, President and Chief Executive Officer, and John J. Dee, Senior Vice President and Chief Financial Officer. Mr. Mastandrea and Mr. Dee will continue in their current capacities and responsibilities at Paragon though they are no longer required under their respective employment agreements to work exclusively for Paragon….

Mr. Mastandrea commented, “ It has been very challenging and costly to operate Paragon as a public company…While Paragon is still trading on the Over the Counter securities market, we are looking for alternatives for the Company.” (emphasis added)

5.
The Paragon De-listing. On September 20, 2005, during Mr. Mastandrea’s leadership, Paragon was notified by the American Stock Exchange (“Amex”) that it was not in compliance with the continued listing requirements of Section 1003(a)(iii) of the Amex Company Guide due to shareholders’ equity of less than $6.0 million and losses from continuing operations and net losses in its five most recent years. On or about January 27, 2006, Paragon was de-listed from the Amex.

6.
Paragon’s Market Value. Under Mr. Mastandrea’s stewardship, the market value of Paragon’s stock declined precipitously. The following graph illustrates the almost (100%) decline of Paragon stock price during a period in when the S&P 500 Index increased by over 60%:

In his January 12, 2007, letter to shareholders, Mastandrea purports, among other things, to provide the shareholders with “An Accurate Portrayal of Paragon’s History.” In fact, the Hartman Parties believe that Mastandsrea’s portrayal of Paragon’s historical stock pricing could not possibly be more misleading. Mastandrea provides the following pricing information for Paragon’s stock:

March 1, 2000  $4.375 /share
March 1, 2001  $1.7656 /share
March 1, 2002  $0.30 /share
March 4, 2003  $0.15 /share
December 31, 2006       $0.38 /share

Mastandrea fails to report the historical stock prices for March 1, 2004, 2005 and 2006. Those prices were as follows:

March 1, 2004       $0.24/share
March 1, 2005       $0.15/share
March 1, 2006       $0.05/share

Comparing the above stock prices, it appears that stock prices disclosed by Mr. Mastandrea increased by over 200% in value during the period March 4, 2003 until December 31, 2006. Nothing could be further from the truth. The January 12, 2007 letter to shareholders fails to disclose that, on July 27, 2006, Paragon’s stock was reverse split at a ratio of 75 to 1. Accordingly, seventy-five shares of common stock on March 4, 2003, the day Mastandrea took power at Paragon, is the equivalent of one share of common stock on December 31, 2006. Adjusting the relative stock prices results in an equivalent (unsplit) stock price for December 31, 2006, of $0.00507. This represents a 96% decline in market value from March 4, 2003 to December 31, 2006.

7.
Paragon’s Losses. Paragon’s Form 10-QSB, for the quarterly period ended September 30, 2006, indicates losses of $(341,144) and $(858,999) for the nine month period ending September 30, 2006 and 2005, respectively.

8.
Paragon Is Now a Corporate Shell. As of November 27, 2006, Paragon’s website described Paragon as an “an American Stock Exchange-listed real estate company focused on acquiring, owning and operating multi-family and commercial properties. Headquartered in Cleveland, Ohio, the REIT is driven by a value-added business plan…” However, Note 3, Going Concern, to Paragon’s Form 10-QSB, for the quarterly period ended September 30, 2006, indicates otherwise:

Three independent trustees signed subscription agreements to purchase 125,000 Class C Convertible Preferred Shares for an aggregate contribution of $500,000 cash to maintain the Company as a corporate shell current in its SEC filings so that it may be used in the future for real estate deals or sold to another company. During the third quarter of 2006, the REIT received the first quarterly installment of $125,000 from three trustees for payment of Class C Convertible Preferred Shares. There can be no assurance that we will be able to close a transaction or keep the Company currently filed with the SEC. Even if our management is successful in closing a transaction, investors may not value the transaction in the same manner as we did, and investors may not value the transaction as they would value other transactions or alternatives. Failure to obtain external sources of capital and complete a transaction will materially and adversely affect the Company’s ability to continue operations.

9.
Disgruntled First Union Shareholders Ousted Mastandrea. Mr. Mastandrea was ousted by disgruntled shareholders of First Union Real Estate Equity and Mortgage Investments, where the Schedule 14A Information, which was filed with the Securities and Exchange Commission, provided:

•
“EXPENSES AND SALARIES ARE WAY OUT OF LINE!” First Union “selectively forgets to mention that the stock price of other REITs has increased, unlike the Company (i.e. First Union). Moreover, the Company’s dividend was cut, all while salaries, benefits and other expenses have gone in the opposite direction.”

•
The dissident shareholders proxy Materials details in a section styled “Mr. Mastandrea has Personally Benefitted at the Expense of First Union Shareholders,” through significant option grants, restricted stock awards, “golden parachutes” and Company-paid memberships in several exclusive Cleveland social clubs.

•
Mr. Mastandrea has continued to waste First Union’s “shareholder dollars on a senseless lawsuit.” In the First Union case, Mr. Mastandrea secretly taped a conversation between First Union’s lawyer and a third party. Ordering that the secret tape be produced, a federal magistrate said, that “[i]f a party behaves unethically or unprofessionally” it is not entitled to keep the material.

Q:	WHY DO YOU BELIEVE THE HARTMAN TEAM IS THE BETTER ALTERATIVE?

A:	Our belief is based primarily upon the following three factors:

•	Our extensive history of providing consistent cash returns;

•	Our business strategy; and

•	Our experience.

Q:	WHAT IS YOUR HISTORICAL TRACK RECORD?

Since Allen R. Hartman founded The Hartman REIT in 1998, we have built a business that consists of the ownership of income-producing real properties. We executed a fundamental strategy of regional focus (Texas), diversification by property type and conservative capital management. Our principal objective was to invest in high quality properties in prime locations, then proactively manage, lease and develop with ongoing capital improvement programs to improve their long-term economic performance. We focused on providing The Hartman REIT shareholders with consistent cash distributions and increase their long-term shareholder value through assembling a diversified portfolio of quality properties.

1.  Consistent Cash Distributions. Under direction of Hartman Management, The Hartman REIT made consistent cash dividend distributions to our shareholders. We concentrated on increasing The Hartman REIT’s income from operations and funds from operations to achieve its objective of paying consistent dividends to its shareholders. The Hartman REIT has paid consecutive quarterly dividends to its shareholders for 8 years. Since Allen R. Hartman founded The Hartman REIT in 1998, it made increasing aggregate cash distributions to its shareholders as set forth below:

Per Share dividend distributions to common shareholder have remained consistent, as illustrated below by the graph below:

2.  Asset Growth. We have built The Hartman REIT from the ground up. When Mr. Hartman was ousted on October 2, 2006, the Hartman REIT’s portfolio consisted of the following assets:

•	Number of Properties: 37
•	Total Square feet: 3,121,033
•	Number of Tenants: 767
•	Annual Revenue: $ 32,000,000
•	Market Value: $ 171,000,000

Q:	WHAT IS YOUR STRATEGY GOING FORWARD?

•
Continue Our Operating Strategy. We will continue the fundamental strategy of regional Texas focus, diversification by property type and conservative capital management. We intend to focus primarily in the greater metropolitan statistical areas of Houston, the Dallas/Forth Metroplex Austin and San Antonio. Our principal objective will remain to invest in high quality properties in prime locations, then proactively manage, lease and develop ongoing capital improvement programs to improve their long-term economic performance. We intend to continue our focus on office buildings, industrial, and retail. We remain committed to providing The Hartman REIT shareholders with consistent cash distributions and increasing their long-term shareholder value through assembling a diversified portfolio of quality properties.

•
Roll-up Hartman Management into the Hartman REIT as a self-managed, self-administered REIT with our new, fully integrated management team. We intend to engage a qualified investment bank to assist in the roll-up of Hartman Management with The Hartman REIT. We intend to form a Special Committee of the Board of Directors to obtain fairness opinions and guidance from its own independent legal and financial advisors to facilitate this process. The Special Committee will be charged with the fiduciary duty to act in the best interest of all of the REIT’s shareholders.

•
As The Hartman’s REIT’s Single Largest Shareholder, Allen Hartman Has The Most To Gain From A Strategy That Maximizes Long-Term Shareholder Value And Not Waste Corporate Assets. Allen Hartman owns a beneficially 301,992.926 shares (approximately 3.2% of outstanding Shares) and through the Operating Partnership a potential 22% interest, assuming that only Mr. Hartman’s OP Units are purchased and paid for shares with Shares. As such, Mr. Hartman has a substantial congruency of interest with the other shareholders.

With Mr. Mastandrea owning no notable amount of Common Stock, the current Board strategy has been to raid Hartman Management, breach contractual agreements and expose The Hartman REIT to material legal liability. With the Hartman team in place, the legal battles can be traded for a growth and liquidity strategy. We believe much more can be done to maximize shareholder value and that it is time for immediate change at both the Board and management level. We believe the approval of our Proposals will provide the REIT with a Board that is better suited to take decisive steps to maximize shareholder value. Specifically, these steps will be to grow through investing in high quality properties in prime locations, then proactively manage, lease and develop ongoing capital improvement programs to improve their long-term economic performance. We intend to continue our focus on office buildings, industrial, and retail properties.

Q:	WHO ARE THE HARTMAN NOMINEES?

A:
The principal occupation and business experience of Allen R. Hartman, Larry Bouffard, Lynch Butler, Devinder N. Mahajan , John G. Ostroot, and William M. Ramsey are set forth under the section entitled "Proposal No. 2 Election of Nominees," which we urge you to read.

Q:	WHO CAN ACT BY WRITTEN CONSENT ON THE PROPOSALS?

A:
Common shareholders on the "record date" for the solicitation are entitled to act by written consent on the Proposals. If the Board of Trustees of the REIT sets a record date for common shareholders only common shareholders as of that date are eligible to give written consent. Such date may be the date of the resolution fixing the record date but may not be more then ten days after such resolution. If no record date is fixed by the Board, the date for determining common shareholders entitled to consent shall be the first date on which a signed written consent is delivered to the REIT, please see "Consent Procedure" on page 16.

Q:	WHEN IS THE DEADLINE FOR SUBMITTING CONSENTS?

A:
We urge you to sign, date and return your consent card as soon as possible so that the four directors we are seeking to remove are removed and our Nominees can be seated on the Board. In order for our Proposals to be adopted, the REIT must receive written unrevoked consents signed by a sufficient number of common shareholders to adopt the Proposals within 60 calendar days of the date of the earliest dated consent delivered to the REIT. Because the Proposals will become effective upon our delivery to The Hartman REIT of valid and unrevoked consent cards totaling more than 50% of the outstanding Shares as of the record date, and because this may occur before the expiration of the 60-day period, WE URGE YOU TO ACT PROMPTLY to assure that your vote will count.

Q:	HOW MANY CONSENTS MUST BE GRANTED IN FAVOR OF THE PROPOSALS TO ADOPT THEM?

A:
Subject to the approval of the Federal Court, these Proposals will be adopted and become effective when properly completed, unrevoked consents are signed and dated by the holders of a majority of the Shares outstanding on the record date for the solicitation as set forth in "Consent Procedure" on page 34, provided that such consents are delivered to the REIT within 60 calendar days of the date of the earliest dated consent delivered to the REIT. The actual number of Shares necessary to approve the Proposals will depend on the number of Shares outstanding on the record date, as set forth in "Consent Procedure" on page 30.

Q:	WHAT SHOULD I DO TO CONSENT?

A:	Sign, date and return the enclosed WHITE consent card today to D.F. King & Co., Inc. in the enclosed postage-paid envelope. For your consent to be valid, your consent card must be signed and dated.

Q:	WHAT SHOULD I DO IF I DECIDE TO REVOKE MY CONSENT?

A:
An executed consent card may be revoked at any time before the action authorized by the executed consent becomes effective by marking, dating, signing and delivering a written revocation. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. A later dated consent card that is properly completed and delivered will revoke any earlier dated consent. The revocation may be delivered to the Hartman Parties, c/o D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005. We will promptly deliver any revocations we receive to the REIT. Although a revocation is effective if delivered to the REIT, we request that either the original or photostatic copies of all revocations of consents be mailed or delivered to D.F. King & Co., Inc. at the address set forth above, so that we will be aware of all revocations and can more accurately determine if and when valid consents of a majority of the outstanding Shares to the Proposals have been received for this consent solicitation.

Q:	WHOM SHOULD I CALL IF I HAVE QUESTIONS ABOUT THE SOLICITATION?

A:	Please call D.F. King & Co., Inc. at (800) 628-8532 (toll-free). Banks and brokers may call collect at (212) 269-5550.

TO SUPPORT THE HARTMAN PARTIES, SHAREHOLDERS ARE REQUESTED TO CONSENT TO THE TWO PROPOSALS SET FORTH ON THE ENCLOSED WHITE CONSENT CARD.

THE CONSENT LITIGATION

For the reasons detailed below, the Hartman Parties believe that the Entrenchment Actions taken by the Board were invalid and that the Federal Court will enjoin the REIT from enforcing such changes. As such, this Consent Solicitation is being conducted in a manner consistent with the REIT’s organizational documents as in effect on November 29, 2006 before the Board implemented the Entrenchment Actions.

The REIT’s Organizational Documents before the Entrenchment Actions

On November 29, 2006, the Hartman Parties filed a preliminary consent solicitation (the “Preliminary Consent”) with the SEC. Upon effectiveness of the Preliminary Consent, the Hartman Parties intended to solicit written consents to remove the existing Board and propose a new slate of trustees.

Action by Written Consent Was Expressly Authorized. The REIT’s organizational documents, as in effect immediately before the December 2, 2006 Entrenchment Actions, expressly allowed that any shareholder action may be taken by written consent. Specifically, the Hartman Commercial Properties REIT, Articles of Amendment and Restatement Declaration of Trust, dated July 28, 2004 (the “Trust Declaration”), provides, in pertinent part, that as follows:

Section 12.6. Action by Shareholders without a Meeting. The Bylaws may provide that any action required or permitted to be taken by the Shareholders may be taken without a meeting by the written consent of the Shareholders entitled to cast a sufficient number of votes to approve the matter as required by statute, the Declaration of Trust or the Bylaws, as the case may be. (emphasis added).

In accordance with the express authorization in Section 12.6 of the Trust Declaration that the Bylaws may provide that any action “required or permitted” to be taken at a shareholders meeting may be taken without a meeting by written consent, Article II, Section 13 of the Bylaws of the Hartman Commercial Properties REIT, expressly authorizes any action “required or permitted” to be taken at a meeting of shareholders can be taken by written consent without a meeting, by providing:

Section 13. WRITTEN CONSENT BY SHAREHOLDERS. Any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a consent in writing, setting forth such action, is signed by shareholders entitled to cast a sufficient number of votes to approve the matter, as required by statute, the Declaration of Trust or these Bylaws, and such consent is filed with the minutes of proceedings of the shareholders. (emphasis added)

The verified Complaint filed by the REIT made no reference to Section 12.6 of the Trust Declaration. By omitting this provision in the Declaration of Trust, the REIT created the appearance of an inconsistency between the Trust Declaration and Bylaws.

The Affirmative Vote of only a Majority was Required to Remove the Board.  Section 8-205(a) of the Maryland REIT law, Removal of trustee, expressly authorizes the removal of a trustee, with or without cause, by the affirmative vote of the holders of not less than a majority of the Shares then outstanding and entitled to vote, by providing:

General authority to remove with or without cause. The shareholders of a real estate investment trust may remove any trustee, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast generally for the election of trustees…

Consistent with Section 8-205 of the Maryland REIT law, the Hartman Commercial Properties REIT, Articles of Amendment and Restatement Declaration of Trust, dated July 28, 2004 (the “Trust Declaration”), provides in pertinent part as follows:

Section 8.7. Resignation, Removal or Death. … A Trustee may be removed from office with or without cause only at a meeting of the Shareholders called for that purpose, by the affirmative vote of the holders of not less than a majority of the Shares then outstanding and entitled to vote generally in the election of Trustees, subject to the rights of any Preferred Shares to vote for such Trustees. The notice of such meeting shall indicate that the purpose, or one of the purposes, of such meeting is to determine if a Trustee should be removed.

Accordingly, the Hartman Parties believe that, at the time they filed the Preliminary Consent with the SEC, the REIT’s governance documents provided that the shareholders could act by consent and the removal of directors required only a simple majority.

The Entrenchment Actions

On December 2, 2006, in response to the Preliminary Consent, the Board took the following Entrenchment Actions:

•	Repealing Article II, Section 13 of the Bylaws which permits shareholder action by written consent.
•	Repealing Article II, Section 14 of the Bylaws in an attempt to preclude Mr. Hartman from voting shares in the REIT acquired by him;
•
Electing that the REIT would be subject to Sections 3-803, 3-804(a) and (b) and 3-805 of Title 3, Subtitle 8 of the MGCL, providing for three (3) classes of Trustees with terms expiring on a staggered three year basis, requiring a two-thirds vote of shareholders to remove a Trustee and otherwise restricting the rights of the shareholders to exercise their right to vote their shares.

The Federal Action

Procedural Overview. Rather than making its case to the REIT’s shareholders, on December 8, 2006, the REIT commenced an action in Federal Court in a case styled Hartman Commercial Properties REIT v. Allen R. Hartman, et al, Case No. H-063897 (the “Federal Action”). In its Complaint in the Federal Action, the REIT seeks to enjoin Hartman and Hartman Management from proceeding with their consent solicitation. On December 8, 2006, the Federal Court entered two orders. First, the Federal Court entered an Agreed Temporary Restraining Order (the “TRO”), wherein the Hartman Parties agreed not to mail the consent solicitation to the shareholders until a decision was made as to the validity of recent changes to the REIT’s governing documents. The Federal Court also entered its order granting expedited discovery (the “Discovery Order”) requiring the parties to appear at depositions on two days notice.

On December 13, 2006, the Hartman Parties served notices of deposition for the trustees and a designated representative of the REIT to take place during the week of December 18, 2006. Mr. Mastandrea appeared for deposition on December 19, 2006. Before the completion of the deposition of Mastandrea, the parties agreed to break the deposition and reschedule the remaining depositions to allow time to attempt to work out certain disputes related to the production of documents. Ultimately, the parties reached an impasse regarding the production of documents. Accordingly, pursuant to the Discovery Order, on January 3, 2007, Hartman and Hartman Management served amended notices to take the depositions of the trustees of the REIT, commencing with Mastandrea on January 9, 2007. The dates for the depositions were provided by the REIT’s counsel herein. Rather than comply with the Discovery Order and appear for their depositions as noticed, the REIT’s counsel informed the undersigned that the witnesses would not appear for deposition as noticed because of the aforementioned impasse related to the production of documents.

While the Hartman Parties were subject to the agreed TRO, on December 18, 2006, the REIT sent its shareholders a letter in response to the Preliminary Consent. Thereafter, on January 12, 2007, the REIT sent its shareholders another letter addressing, in greater detail, its response to the consent solicitation. Neither the December 18, 2006, letter nor the January 12, 2007, letter (collectively, the “Statements in Opposition”) were filed with the SEC as solicitation materials pursuant to SEC Rule 14a. In addition, the Statements in Opposition fail to include the information required by SEC Rule 14a and include numerous misstatements and omissions.

On January 30, 2007, the Hartman Parties filed a counterclaim in the Federal Court action seeking to enjoin the REIT from enforcing the Entrenchment Actions. Also on January 30, 2007, the Hartman Parties filed a motion to dissolve the TRO.

Legal precedent. In their application for injunctive relief, the Hartman Parties contend that the Entrenchment Actions are invalid. The some of the legal precedent upon which the Hartman Parties’ claim is predicated is summarized below. The shareholder franchise, or right to vote, is the fundamental right belonging to a corporation’s shareholders. Because of the significance of the shareholders’ right to vote for directors, a board may not take action designed primarily to interfere with the exercise of that right. The reason, according to the Delaware chancellor in Blasius v. Atlas Corp., 564 A.2d 651, 663 (Del. Ch. 1988), is that “matters involving the integrity of the shareholder voting process involve consideration[s] not present in any other context in which directors exercise delegated authority.”

As stated by the Supreme Court of Delaware:

“Management contends that it has complied strictly with the provisions of the new Delaware Corporation Law in changing the by-law date. The answer to that contention, of course, is that inequitable action does not become permissible simply because it is legally possible.”

As stated by the United States Court of Appeals for the Fourth Circuit in Brown v. McLanahan, 148 F.2d 703 (4th Cir. 1945), while applying Maryland law,

Nothing can be more fallacious in corporate or in popular government than the argument that because they honestly believe their policy right, and another dangerous, they may rightfully invade the field of the suffrage upon which policy rests, and disfranchise, in whole or in part, those who disagree with them.

Subjective good faith cannot lend validity to the acts of the trustees which operate to deprive the certificate-holders of vital rights.

Likewise, a recent Maryland decision, Shaker v. Foxby Corp., 2005 WL 914385 (Md. Cir. Ct., Mar. 15, 2005), provides:

For at least a half century, the Maryland courts have exercised their equity jurisdiction to consider whether corporate by-laws were invalid under our law, as unreasonable when applied to challenges to the control of corporate boards of directors. Other Maryland cases have addressed directors' actions taken to ensure their continued control, and scrutinized directors' actions for fairness applying the fiduciary duty rule.

This Court believes that Maryland law provides the same protection to shareholder voting rights that obtains in Delaware, in similar factual contexts, such as the present one involving a proxy fight over control of the board.

Furthermore, the Harman Parties believe that the purported repeal of Article II, Section 13 of the Bylaws by the current board of trustees is not effective to prevent the Hartman Parties from proceeding with a consent solicitation. “It is settled law that a corporation has no power to adopt bylaws which impair or destroy . . . vested rights, and that bylaws which have that effect are invalid and unenforceable against a person whose rights are impaired or destroyed thereby.”

The Hartman Parties began the consent solicitation process before the current board of trustees purported to amend the REIT’s bylaws to prohibit action by shareholder consent. Further, the actions taken by the Board were taken for the express purpose of frustrating the consent solicitation and disenfranchising the shareholders. In fact, in his recent deposition, Mr. Mastandrea testified under oath that the Entrenchment Actions were in direct response to Mr. Hartman’s actions. Mr. Mastandrea’s testimony contradicts a press release issued by the REIT that articulated that the reason for the Entrenchment Actions was an unsolicited takeover by American Spectrum. To further underscore the Board’s actions, counsel for the REIT represented the following to the Federal Court at the hearing on the REIT’s application for temporary restraining order:

MR. GLASSER: And I might say that both of those revisions, if you will, in one case clarifications, if you will, were made precisely in contemplation of this circumstance, that the effort of a shareholder to remove an entire board is not exactly routine business.

And the notion, the trustees made the decision that the notion that something as drastic as that could be accomplished by written consent was not appropriate for this company, and the notion that something as drastic as that could be accomplished by majority was not appropriate for this company.

And so, the trustees voted unanimously to say hereafter it will require a meeting of the shareholders to remove trustees: we think that’s in the best interest of the company, and it will require a two-thirds vote to remove trustees, as we think that’s in the best interest of the company.

As is clearly set forth in the deposition testimony of Mr. Mastandrea and the statements made by the REIT’s lawyer during the TRO hearing, the sole reason for the Entrenchment Actions was to react to the Preliminary Consent and prevent the shareholders from voting on the Hartman Parties’ proposal to reconstitute the board of trustees. The Hartman Parties believe that the fact that the Board wants time to execute their business plan or that they honestly believe keeping Hartman from reconstituting the board of trustees is in the best interest of the REIT is irrelevant.

In fact, although the REIT had previously adopted certain provisions in its Declaration of Trust so as to conform to the NASAA REIT guidelines (majority independent trustees, removal by a simple majority of shareholders, minimum of three trustees), the Board purported to opt into sections 3-803, 3-804 and 3-805 of the MGCL which specifically include provisions contrary to the NASAA REIT guidelines (staggered board, super majority to remove directors). The Hartman Parties believe that such actions would nullify the prior actions of the Shareholders in amending the Declaration of Trust and now prevent the REIT from attempting to raise money through unlisted public offerings as such offerings are governed by the NASAA REIT guidelines, with which the REIT no longer complies.

Since the Hartman Parties believe that all of the Boards actions have been and are directed at preventing the shareholders from exercising their right to vote, the Hartman Parties believe that the actions are invalid and the Federal Court should enjoin the REIT from enforcing them.

Claims made by Mr. Mastandrea that the Preliminary Consent Statement Was Misleading

The Hartman Parties, in the interest of full disclosure, have outlined below each of the allegations made by the REIT that the Preliminary Consent was misleading. The Hartman Parties’ responses thereto:

Claim 1:“The Consent Solicitation Statement also contains numerous other misstatements and omissions. Page 12 of the Consent Solicitation Statement incorrectly states that Hartman Management was terminated without cause in November, 2006. In fact, Hartman Management was terminated for cause at the October 2, 2006 Board meeting. The termination was confirmed by letter from the Board to Hartman Management dated October 12, 2006.”

Hartman Parties’ Comment: The facts pertaining to termination of the Advisory Agreement and the Management Agreement are detailed in the Hartman Parties’ counterclaim in the State Law Action. Please see “State law Action” on page 25. In pertinet part, the State Court Action outlines some of the relevant facts as follows:

•
With the Advisory Agreement and the Management Agreement up for renewal in the fall, a meeting of the Board of Trustees was held on August 14, 2006. In the meeting, the Advisory Agreement was renewed. However, the Board’s renewal violated the terms of the Advisory Agreement so as to constitute a breach of the Advisory Agreement. Specifically, the terms of the Advisory Agreement provide for annual one year renewals, with a sixty (60) day notice provision for termination. The Board, however, purported only to renew the agreement through September 30, 2006, despite being made aware of the agreement’s provisions.

•
On September 29, 2006, Hartman Management sent a letter to the Board reminding the Board that as provided by paragraph 16(a) of the Advisory Agreement, upon termination of the Advisory Agreement, the HCP REIT was obligated to pay: (i) all unpaid reimbursements of expenses and all earned but unpaid fees payable to the advisor, and (ii) the Subordinated Performance Fee. Despite the terms of the Advisory Agreement and the Board’s awareness of the fees due to Hartman Management upon termination of the Advisory Agreement, the Board terminated the Advisory Agreement, as well as the Management Agreement. Under the direction of Messrs. Good and Mastandrea, the Trustees further resolved to remove Hartman as Chairman of the Board, CEO and Secretary of the REIT. Not coincidently, Mr. Hartman was replaced by Mr. Mastandrea and Mr. Dee was appointed Chief Operating Officer and Executive Vice President of Finance.

Claim 2: In an attempt to discredit James C. Mastandrea, who, on October 2, 2006 was appointed by the Board of Trustees to replace Hartman as interim CEO of the REIT, the Consent Solicitation Statement contains numerous misstatements regarding Mastandrea’s past business dealings. First, the Consent Solicitation Statement asserts on page 7 that, under Mastandrea’s stewardship, the market value of the stock of Paragon Real Estate Equity and Investment Trust, with which Mastandrea is affiliated, “declined precipitously” from a high of $27.75 during the week of June 9, 2003, to a low of $0.51 on November 21, 2006. This statement is inaccurate. The price of Paragon’s stock traded in the $0.15 per share range on the American Stock Exchange when Mastandrea became CEO of Paragon in March, 2003, and has not remotely approached $27.75 during the last three and a half years.

Hartman Parties’ Comment: The Preliminary Consent Statement was not misleading. The price of Paragon’s stock declined precipitously as illustrated by the following chart, available at Yahoo Finance website, http://finance.yahoo.com/q/bc?s=PRLE.OB&t=2y:

In his January 12, 2007, letter to shareholders, Mr. Mastandrea purports, among other things, to provide the shareholders with “An Accurate Portrayal of Paragon’s History.” In fact, the Hartman Parties believe that Mr. Mastandrea’s portrayal of Paragon’s historical stock pricing could not possibly be more misleading. Mr. Mastandrea provides the following pricing information for Paragon’s stock:

March 1, 2000  $4.375 /share
March 1, 2001  $1.7656 /share
March 1, 2002  $0.30 /share
March 4, 2003  $0.15 /share
December 31, 2006       $0.38 /share

Mr. Mastandrea fails to report the historical stock prices for March 1, 2004, 2005 and 2006. Those prices were as follows:

March 1, 2004     $0.24/share
March 1, 2005     $0.15/share
March 1, 2006     $0.05/share

From the reported stock prices, it looks like Mastandrea really turned Paragon around. Nothing could be further from the truth. The January 12, 2007 letter to shareholders fails to disclose that, on July 27, 2006, Paragon’s stock was reverse split at a ratio of 75 to 1. Accordingly, seventy-five shares of common stock on March 4, 2003, the day Mr. Mastandrea took power at Paragon, is the equivalent of one share of common stock on December 31, 2006. Adjusting the relative stock prices results in an equivalent (un-split) stock price for December 31, 2006, of $0.00507. This represents a 96% decline in market value from March 4, 2003 to December 31, 2006. To compare apples with apples, the publicly-available stock reposrting, such as Yahoo-Finance, has been adjusted to reflect such 75:1 reverse stock split.

Claim 3:“Furthermore, Hartman’s characterization of the performance of Paragon omits key facts that a reasonable investor would consider material in evaluating Mastandrea’s proficiency as a real estate executive, such as significant changes in Paragon’s business model over the intervening years.”

Hartman Parties’ Comment: The Preliminary Consent Statement did make reference to Paragon’s business strategy as it appeared on Paragon’s website, http://prgreit.com/, on November 27, 2006. On its website, Paragon described itself and its strategy as follows:

“an American Stock Exchange-listed real estate company focused on acquiring, owning and operating multi-family and commercial properties. Headquartered in Cleveland, Ohio, the Company is driven by a value-added business plan…”

In addition, the Preliminary Consent Statement noted that the above publicly available information is directly at odds with Paragon’s SEC filings that describe Paragon as a “a corporate shell current in its SEC filings so that it may be used in the future for real estate deals or sold to another company.” The Hartman Paties believe that the “key facts that a reasonable investor would consider material in evaluating Mastandrea’s proficiency as a real estate executive, such as significant changes in Paragon’s business model over the intervening years,” is a strategy that resulted in Paragon becoming a “public shell.”

Claim 4: Second, the Consent Solicitation Statement questions whether Mastandrea is breaching fiduciary duties to Paragon by working for the REIT even though, as the Consent Solicitation Statement admits, Mastandrea is “no longer required under [his] employment to work exclusively for Paragon.” Third, the Consent Solicitation Statement questions whether Mastandrea can “effectively serve as the President and CEO of two public companies located in distant locations at the same time” without noting that Mastandrea’s responsibilities at Paragon are minimal in light of the fact that Paragon is a corporate shell that currently owns no real estate and has little cash, and no operations. Fourth, the Consent Solicitation Statement incorrectly states that Paragon’s decision to de-list its securities was due to “Paragon’s failed strategy at being a successful public company.” In fact, Paragon’s stock was delisted by the American Stock Exchange due to consecutive years of operating losses going back five years before Mastandrea was affiliated with Paragon and because Paragon failed to meet the listing requirements at and before the time Mastandrea became involved.

Hartman Parties’ Comment: The following facts evidence the conflict of interest. On the Paragon side, Mr. Mastandrea outlines that the plan for Paragon included selling it to another company, that he was looking into such alternatives, that valuation differences may exist, that a failure to complete a transaction will materially and adversely affect the Company's (Paragon’s) ability to continue operations and that he recently obtained Class C Convertible Preferred Stock. On the Hartman REIT side, his Statement in Opposition, details under the heading “Positioning for Listing” that: “The decision to list HCP publicly is important and should be made in 2007.” Mr. Mastandrea’s listing objective can be accomplished through a merger of the REIT and Paragon. The specific facts supporting this belief are as follows:

•
Mr. Mastandrea commented, “ It has been very challenging and costly to operate Paragon as a public company…While Paragon is still trading on the Over the Counter securities market, we are looking for alternatives for the Company.” (emphasis added)

Note 3, Going Concern, to Paragon’s Form 10-QSB, for the quarterly period ended September 30, 2006, indicate the following:

•
Three independent trustees (signed subscription agreements to purchase 125,000 Class C Convertible Preferred Shares for an aggregate contribution of $500,000 cash to maintain the Company as a corporate shell current in its SEC filings so that it may be used in the future for real estate deals or sold to another company. During the third quarter of 2006, the Company received the first quarterly installment of $125,000 from three trustees for payment of Class C Convertible Preferred Shares. There can be no assurance that we will be able to close a transaction or keep the Company currently filed with the SEC. Even if our management is successful in closing a transaction, investors may not value the transaction in the same manner as we did, and investors may not value the transaction as they would value other transactions or alternatives. Failure to obtain external sources of capital and complete a transaction will materially and adversely affect the Company's (Paragon's) ability to continue operations. (emphasis added)

•	Paragon’s filings stating expressly provides that “it may be used in the future for real estate deals or sold to another company.” (emphasis added) Also, the filings underscore the likely conflict:

Even if our management is successful in closing a transaction, investors may not value the transaction in the same manner as we did, and investors may not value the transaction as they would value other transactions or alternatives.

With an investment in the Class C Convertible Preferred Shares of Paragon, coupled with the fact that a failure to complete a transaction “will materially and adversely affect the Company's (Paragon’s) ability to continue operations” and the decision to “list” the REIT in 2007 creates the conflict of interest for Mr. Mastandrea.

Mr. Mastandrea, in the Statement in Opposition, details “Positioning for Listing” as follows: “The decision to list HCP publicly is important and should be made in 2007.” The Hartman Parties believe, based upon these statements, and as further detailed in the State Action, that Mr. Mastandrea’s fiduciary duty of undivided loyalty to Paragon would require him to seek a the “listing” of the Shares through a merger of the REIT and Paragon. See “State Court Litigation.”

Claim 5. Claim Hartman fails to disclose that the line of credit necessary for the REIT’s operations contains a change of control provision which could be invoked if Hartman regains control of the REIT. Before voting on the removal of Trustees, the shareholders should be advised of this risk.

Hartman Parties’ Comment: The above disclosure is incorporated in this Consent Statement. However, the Hartman Parties note that the line of credit necessary for the REIT’s operations contained a change of control provision before Mr. Hartman’s removal and such provision was subsequently waived by the lender.

Claim 6. Defendants’ Consent Solicitation Statement includes a strategy description that involves a rolling-up of Defendant Hartman Management into the REIT. Defendants’ fail to disclose that the roll-up is unnecessary because the REIT is already self-administered. Defendants also fail to disclose their intention to charge many millions of dollars to the REIT for this unnecessary roll-up. Indeed, when Hartman was CEO of the REIT, he demanded $10 million for this unnecessary transaction.

Hartman Parties’ Comment: The Consent Statement outlined that the Board will create an independent special committee with its own independent legal and financial advisors:

We intend to form a Special Committee of the Board of Directors to obtain fairness opinions and guidance from its own independent legal and financial advisors to facilitate this process. The Special Committee will be charged with the fiduciary duty to act in the best interest of all of the REIT’s shareholders.

In addition, the Consent Statement outlined the termination fee that was triggered under the Advisory Agreement. See “State Court Litigation.”

Claim 7. In addition, Hartman claims in the Consent Solicitation Statement that he “has a substantial congruency of interest with the other shareholders to maximize the long-term value of the shares.” However, Hartman has failed to disclose his numerous conflicts of interest and the fact that Hartman and Hartman Management will benefit in materially different ways from the other shareholders if the Consent Solicitation Statement is successful.

Hartman Parties’ Comment: The Consent Statement detailed the legal claims the Hartman Parties have against the REIT. In fact, Mr. Mastandrea complains “Hartman incredibly attaches his counterclaim to the Additional Materials in essence adopting the allegations therein . . .” Further, the Consent Materials contemplate and note the necessity of an independent special committee of the Board to fairly protect the interests of the shareholders when a conflict of interest is present. See “State Court Litigation.” In addition, the Preliminary Consent expressly incorporated by reference the following:

Certain information regarding the securities of The Hartman REIT held by The REIT’s Trustees, management and 5% Common shareholders is contained in The Hartman REIT's Proxy Statement, filed on Schedule 14A with the Securities and Exchange Commission on May 1, 2006, and such information is incorporated herein by reference.

Claim 8. For example, Hartman fails to disclose that, subsequent to Hartman’s removal as CEO, the REIT has made demand for repayment of a $3.45 million dollar inter-REIT loan approved by Hartman from the REIT to Houston R.E. Income Properties XIV, a partnership controlled by Hartman. The principal balance of this loan is payable on demand. On October 26, 2006, the REIT demanded immediate payment of the principal balance. On November 7, 2006, Hartman’s then legal counsel agreed that Hartman Management would pay the demand note and asked that the REIT provide wire transfer instruction for making the payment. Hartman subsequently reneged on this agreement and has not repaid the demand note to the REIT.

Hartman Parties’ Comment: Mr. Hartman did not renege on this agreement. The demand note to the REIT was repaid in December 2006.

Claim 9. Furthermore, the Consent Solicitation Statement fails to disclose that, Hartman’s legal counsel moved to withdraw from representation of Hartman and Hartman Management in the state court lawsuit.

Hartman Parties’ Comment: This is immaterial. Mr. Hartman has the right to counsel of his choosing.

Claim 10. Hartman also does not disclose that, if the Consent Solicitation Statement is successful, Hartman presumably will dismiss the lawsuit filed by the REIT against Hartman and Hartman Management for breach of fiduciary duties and contractual obligations. The lawsuit alleges serious acts of self-dealing and misconduct on Hartman’s part, and such allegations are unlikely to be pursued if Hartman regains control of the REIT.

Hartman Parties’ Comment: The Consent material contemplated the creation of an independent special committee of the Board, who will also be charged with representing the REIT’s interests in this matter.

Claim 11. In addition, Hartman fails to disclose the declining occupancy rates of the REIT’s properties over the past three (3) years and the significant employee turnover at Hartman Management.

Hartman Parties’ Comment: The occupancy rates of the REIT’s properties over the past three (3) years and the REIT’s results of operations are detailed in the REIT’s annual and quarterly reports with the SEC. In fact, during 2006 occupancy rates increased by approximately 3%. Most of the employee turnover at Hartman management was the result of the hiring of employees by the REIT. See “State Court Litigation.”

Claim 12. Finally, Hartman incredibly attaches his counterclaim to the Additional Materials in essence adopting the allegations therein as fact despite the fact that counterclaim contains inflammatory headings such as “The Roots of the Nefarious Civil Conspiracy,” James C. Mastandrea’s Legacy of Personally Lucrative, But Failed, Business Strategies,” and “The Paragon Train Wreck.” The counterclaim also contains many additional factual misstatements.

Hartman Parties’ Comment: The Hartman Parties believe that they will be able to prove the allegations set forth in the section “State Court Litigation” below. See “State Court Litigation.” In addition, the Hartman Parties believe that Mr. Mastandrea’s tactics are similar to his failed efforts to disenfranchise shareholders of First Union. While Mr. Mastandrea was CEO of First Union, a major shareholder, Gotham Partners, LP (“Gotham”), initiated a proxy solicitation for the purpose of taking control of the board of trustees of First Union. First Union sued Gotham in the Court of Common Pleas of Ohio and attempted to use a bylaw provision to obtain an injunction prohibiting Gotham form voting its shares. First Union, under Mastandrea’s leadership, incurred expenses of approximately $17.5 million in what the court described as an attempt to “totally disenfranchise Gotham.” Ultimately, First Union lost in its attempt to keep the shareholders from voting on Gotham’s proposal. In denying First Union’s request to keep Gotham from being allowed to nominate directors and vote their shares, the court stated that:

First Union’s attempts to preclude the inevitable proxy contest and possible take over of its current Board and fear of change in management are understandable; however, actions that would deprive a shareholder of exercising right to a $30 million investment while also depriving other shareholders of the ability to consider valid options are unlikely to satisfy [the] requirement that the public interest be served.
. . .

First Union’s management’s efforts to disenfranchise Gotham do not appear to be designed to protect First Union’s REIT status but rather management. All the shareholders should have a fair opportunity to decide the direction of the corporation. . . (emphasis added)

The Hartman Parties believe that Mr. Mastandrea, and the other trustees of the REIT, have taken the actions above, not to protect the REIT, but rather, as he did at First Union, to protect the current management.

In addition, please note the Hartman Parties’ comments to Claims 2, 3 and 4 above.

Claim 13. Hartman also fails to disclose that Hartman has significant interests in certain limited partnerships and that, if Hartman regains control of the REIT, he intends to roll-up those limited partnerships into the REIT, at significant personal gain to Hartman.

Hartman Parties’ Comment: As detailed in the Consent Solicitation, any interested transaction with the Hartman Parties will require the approval of the independent directors who will be charged to represent the best interests of the REIT and all its shareholders.

THE STATE COURT LITIGATION

On October 2, 2006, the REIT and the Operating Partnership filed suit against the Hartman Parties in the 333rd Judicial District of Harris County, Texas in the litigation styled Hartman Commercial Properties REIT, et al vs. Allen R. Hartman, et al, Cause No. 2006-63041, (the “State Court Action”). In the State Court Action, the REIT and the Operating Partnership seek, among other things, to have the Court declare that the Advisory Agreement and the Management Agreement were void, had been induced by fraud and had been breached by Hartman Management. The law firm of Bass, Berry & Sims (the “Bass Berry Firm”) appeared as counsel for the REIT. Four days later, on October 6, 2006, the REIT and the Partnership added additional claims and requested injunctive relief from the Court.

On October 20, 2006, Hartman and Hartman Management agreed to the injunctive relief sought by the REIT and the Partnership. Again in November of 2006, in order to avoid costly litigation, Hartman and Hartman Management agreed to additional injunctive relief concerning, among other things, the orderly transition of certain documents held by Hartman Management be turned over to the REIT.

On November 28, 2006, Hartman Management filed a counterclaim against the REIT alleging, among other things, that the REIT breached both the Management Agreement and the Advisory Agreement. On January 16, 2007, after obtaining discovery from the REIT, Hartman Management amended its counterclaim to include claims against the REIT, James Mastandrea, John Good and the Bass Berry Firm and demanded that the Bass Berry Firm withdraw from representing the REIT.

Allegations made in the Counterclaim by the Hartman Parties include:

•
Until recently, Hartman Management provided advisory and property management services to the Hartman REIT pursuant to the Advisory Agreement and the Management Agreement. At the time the REIT entered into these agreements, the REIT Board of Trustees consisted of six members, including Mr. Hartman, Chris Minton, Jack Mahaffey, Chand Vyas, Terry Henderson and Sam Hawthorn.

•
In the fall of 2005, in connection with the IPO efforts, the REIT retained RBC Capital Markets (“RBC”) as its investment banker. RBC advised the REIT what it would receive better pricing, and the IPO would be more likely to succeed, if the REIT were to acquire Hartman Management and the various affiliated entities that owned the real property. On August 11, 2005, the Board formed a special committee for the purpose of structuring, negotiating and approving a transaction pursuant to which the REIT would acquire Hartman Management in connection with an initial public offering (“IPO”) of the REIT’s common shares in order to fund the expansion of the REIT through further acquisitions.

•
In making its proposal to purchase Hartman Management, the Board ignored Paragraphs 8(e) and 16 of the Advisory Agreement. Paragraph 8(e) provided that if the REIT shares were listed on a national securities exchange or quoted on the Nasdaq National Market System, Hartman Management would be entitled to receive a Subordinated Incentive Fee. The Subordinated Incentive Fee is an amount equal to 15.0% of the amount by which (i) the market value of the outstanding REIT shares, measured by taking the average closing price or average of bid and asked price, over a period of 30 days during which the shares are traded, with such period beginning 180 days after the listing (the “Market Value”, plus the total of all distributions paid to shareholders from the REIT’s inception until the date the Market Value is determined, exceed (ii) the sum of (A) 100% of invested capital and (B) the total distributions required to be paid to the shareholders in order to pay the shareholders’7% return from inception through the date the Market Value is determined.

•
Similarly, Paragraph 16 of the Advisory Agreement, provided that in the event the Advisory Agreement was terminated, Hartman Management was entitled to receive a Subordinated Performance Fee. The Subordinated Performance Fee was equal to (1) fifteen percent (15%) of the amount, in any, by which (a) the Appraised Value of the Company’s Properties at the Termination Date, less amounts of all indebtedness secured by the Company’s Properties, plus total Distributions through the Termination Date exceeds (b) the sum of Invested Capital, plus Distributions attributable to New Sales. The Board knew that the right to receive the subordinated fees was a valuable asset of Hartman Management.

•	On July 5, 2006, a special meeting of the Board of Trustees was called for the purpose of appointing Mr. Mastandrea to the Board, without the need for shareholder approval.

•
The Advisory Agreement and the Management Agreement were up for renewal as of August 31, 2006. A meeting of the Board of Trustees was held on August 14, 2006. In the meeting, the Advisory Agreement was renewed. However, the Board’s renewal violated the terms of the Advisory Agreement so as to constitute a breach of the Advisory Agreement. Specifically, the terms of the Advisory Agreement provide for annual one year renewals, with a sixty (60) day notice provision for termination. The Board, however, purported only to renew the agreement through September 30, 2006, despite being made aware of the Advisory Agreement’s provisions.

•
On September 29, 2006, Hartman Management sent a letter to the Board reminding the Board that as provided by paragraph 16(a) of the Advisory Agreement, upon termination of the Advisory Agreement, the HCP REIT was obligated to pay: (i) all unpaid reimbursements of expenses and all earned but unpaid fees payable to the advisor, and (ii) the Subordinated Performance Fee. Despite the terms of the Advisory Agreement and the Board’s awareness of the fees due to Hartman Management upon termination of the Advisory Agreement, the Board terminated the Advisory Agreement, as well as the Management Agreement.

The REIT has not made any payments to the Hartman Parties for the Subordinated Performance Fee.

On January 26, 2007, the Bass Berry Firm withdrew from the State Court Action.

INFORMATION ON ALLEN R. HARTMAN,
HARTMAN MANAGEMENT, L.P.
AND OTHER PARTICIPANTS

In addition to the Nominees (who are Allen R. Hartman, Larry A. Bouffard, Lynch Butler, Devinder N. Mahajan , John G. Ostroot, and William M. Ramsey), the participants in this consent solicitation (the “Participants") are Allen R. Hartman and Hartman Management, L.P. Allen R. Hartman, age 54, founded the Hartman REIT in 1998 and served as its Chief Executive Officer, Secretary and Chairman of the Board until October 2, 2006 when he was removed from these positions by the Board of Trustees of the REIT. Mr. Hartman is also the sole limited partner of the REIT’s former advisor and property manager, Hartman Management, L.P. (the “Management Company”), as well as the president, secretary, manager and sole member of the general partner of the Management Company. Since 1984, Mr. Hartman, as an individual, general partner and/or shareholder of the corporate general partner, has been the sponsor of 18 private limited and general partnerships that have invested in commercial real estate in Houston, San Antonio and Dallas, Texas. Mr. Hartman has over 30 years of experience in the commercial real estate industry.

Hartman Management was organized as a Texas corporation in 1990 and reorganized as a Texas limited partnership in 2001. Until being improperly terminated without cause in November, 2006, Hartman Management managed the day-to-day operations of the Hartman REIT and its portfolio of properties. As of December 31, 2005, Hartman Management had sponsored or advised private real estate programs that had raised approximately $170 million from approximately 2,596 investors, including investors in The Hartman REIT, and that owned and operated more than 5.8 million square feet of commercial real estate properties.

Except as disclosed in this consent solicitation statement (including the Annexes hereto), the Litigation and in the REIT’s Proxy Statement Pursuant To Section 14(A) of the Securities Exchange Act of 1934 (Amendment No. 1), dated May 1, 2006, which information with respect to Allen R. Hartman and Hartman Management is hereby incorporated by reference, none of the Participants, Nominees, nor any of their respective affiliates or associates, directly or indirectly:

•	has had any relationship with the REIT in any capacity other than as a shareholder;

•	has any agreement, arrangement or understanding with respect to any future employment by the REIT or its affiliates;

•
has any agreement, arrangement or understanding with respect to future transactions to which the REIT or any of its affiliates will or may be a party, or have any material interest, direct or indirect, in any transaction that has occurred since January 1, 2005 or any currently proposed transaction, or series of similar transactions, which the REIT or any of its affiliates was or is to be a party and in which the amount involved exceeds $60,000;

•
is, and was not within the past year, party to any contract, arrangement or understandings with any person with respect to any securities of the REIT, including but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loans or guarantees of profit, division of losses or profits or the giving or withholding of proxies; or

•	is a party adverse to the REIT or any of its subsidiaries or has a material interest adverse to the REIT or any of its subsidiaries in any material legal proceeding.

AGREEMENTS WITH NOMINEES

Hartman Management, L.P. has entered into a letter agreement (the "Nominee Agreement") with the Nominees: Larry Bouffard, Lynch Butler, Devinder N. Mahajan , John G. Ostroot, and William M. Ramsey. The Nominee Agreement provides, among other things, as follows:

•
Each of the Nominees acknowledge that he has agreed to stand for appointment as a trustee of the REIT in connection with a consent solicitation to remove four directors of the REIT and to appoint the Nominees.

•	Hartman Management, L.P. has agreed to pay the costs of the consent solicitation.

•
Hartman Management, L.P. has agreed to indemnify each Nominee from and against any losses incurred by the Nominee arising from any action relating to such Nominee's role as a nominee, absent gross negligence or willful misconduct.

ADDITIONAL INFORMATION

Certain information regarding the securities of The Hartman REIT held by The REIT’s Trustees, management and 5% Common shareholders is contained in The Hartman REIT's Proxy Statement, filed on Schedule 14A with the Securities and Exchange Commission on May 1, 2006, and such information is incorporated herein by reference.

IT IS EXPECTED THAT OUR CONSENTS WILL BE DELIVERED TO THE REIT ON FEBRUARY [ ], 2007.

The reconstituted Board may in the future reduce the Board to eliminate the vacancies resulting from the Proposals or appoint one or more individuals to fill some or all of such vacancies. In that regard, we have not determined what course of action we would propose to the Board. In any event, any such action would have to be taken by the Board consistent with its fiduciary duties to the common shareholders of the REIT.

ADOPTION OF THE PROPOSALS IS REQUIRED TO REMOVE FOUR TRUSTEES FROM THE REIT'S CURRENT BOARD OF TRUSTEES, TO REPLACE THEM WITH THE NOMINEES TO THE REIT'S BOARD OF TRUSTEES. ACCORDINGLY, WE URGE YOU TO PROMPTLY SIGN, DATE AND MAIL THE ENCLOSED WHITE CONSENT CARD. FAILURE TO SIGN AND RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS WITHHOLDING OR ABSTAINING ON THE CONSENT PROPOSALS.

PROPOSAL NO. 1

REMOVAL OF JAMES C. MASTANDREA, CHAND VYAS,
JACK L. MAHAFFEY, AND CHRIS A. MINTON

This Proposal seeks the removal without cause of from the REIT's Board of Trustees of James C. Mastandrea, Chand Vyas, Jack L. Mahaffey, and Chris A. Minton and any other person or persons (other than the persons elected pursuant to this proposed action by written consent) elected or appointed to the Board of Trustees of the REIT prior to the effective date of these Proposals to fill any newly-created directorship or vacancy on the Board. This is intended to address the possibility that the current directors might try to add directors to the Board who are aligned with them.

Each of the two Proposals is conditioned upon the approval by the common shareholders of the REIT of the other Proposal. Thus, we will not be seeking the removal of the four persons named above unless the common shareholders also approve the appointment of the Nominees.

WE URGE YOU TO APPROVE THE
REMOVAL OF FOUR OF THE REIT'S TRUSTEES.

PROPOSAL NO. 2

ELECTION OF NOMINEES

Proposal 2 seeks to appoint Allen R. Hartman, Larry A. Bouffard, Lynch Butler, Devinder N. Mahajan, John G. Ostroot, and William M. Ramsey to serve as members of the Board to fill the newly-created vacancies, and two existing vacancies on the Board. Allen R. Hartman, Larry A. Bouffard, Lynch Butler, Devinder N. Mahajan, John G. Ostroot, and William M. Ramsey have consented to being named as Nominees and to serve as trustees, if appointed. If appointed, such Nominees will serve until the next annual meeting of the REIT's common shareholders, and until their successors shall have been duly elected and qualified or until their earlier death, resignation or removal.

Each of the two Proposals is conditioned upon the approval by the common shareholders of the REIT of the other Proposal. Thus, we will not be seeking the removal of the four persons named above from the REIT’s current Board of trustees unless the common shareholders also approve the appointment of the Nominees.

NOMINEES

Allen R. Hartman, age 54, founded the Hartman REIT in 1998 and served as its president, secretary and chairman of our Board until October 2, 2006 when he was removed from the Board of Trustees of the REIT removed from his positions as Chief Executive Officer, Secretary and Chairman of the Board of Trustees of the REIT. Mr. Hartman is also the sole limited partner of the REIT’s advisor and property manager, Hartman Management, L.P. (the “Management Company”), as well as the president, secretary, sole manager and sole member of the general partner of the Management Company. Since 1984, Mr. Hartman, as an individual general partner, has been the sponsor of 18 private limited and general partnerships that have invested in commercial real estate in Houston, San Antonio and Dallas, Texas.

Lynch Butler, age 63, recently retired as Vice-Chairman of Simmons Foods, a privately-held poultry company with approximately $450 million in annual sales and 4,500 employees, after 34 years of employment. Mr. Butler’s past service includes President of Arkansas Poultry Federation, Siloam Springs Chamber of Commerce, Siloam Springs Memorial Hospital Board. He was honored as “Man of the Year” in 1992 by the Arkansas Poultry Federation. Mr. Butler was appointed by Governor Mike Huckabee to Arkansas Workforce Board, Arkansas Soil and Water Commission, and to the Arkansas-Oklahoma Compact Commission. Mr. Butler is currently serving on Board of Directors of Simmons Foods, Arvest Bank of Siloam Springs, a privately-held bank, Northwest Arkansas Regional Airport, and Finance Committee and Trustee of Harvard Avenue Baptist Church.

Larry A. Bouffard, age 74, has been retired since 1998. From 1973 until he retired in 1998, Mr. Bouffard served as Senior Vice President and Chief Financial Officer of TCB Inc. (Turner, Collie & Branden Inc.), a civil engineering consulting firm. Mr. Bouffard is a retired member of the Texas Society of Certified Public Accountants and holds a Bachelors of Business Administration and a Masters of Business Administration from Pepperdine University.

Devinder N. Mahajan, 71, has been serving as President of Mahajan Enterprises, a privately-held concern that owns real estate since 1999. For 24 years prior to his retirement in 1999 from the Dow Chemical Company, Mr. Mahajan supervised the design and construction of multi-million chemical plants for the Dow Chemical Company around the world. Mr. Mahajan holds a bachelors degree in Civil Engineering and a Masters Degree in Structural Engineering from the University of Michigan.

John G. Ostroot, 61, was president of EGC Corporation and 3P USA Inc., subsidiaries of Plastic Omnium, Inc., a French-owned global leader in the processing of fluoropolymers and other high-performance resins plastics, from September 1994 until he retired in January 2000. After his retirement at 3P USA, Mr. Ostroot assumed a leadership role with the Fluoropolymers Division of the Society of Plastics Industries, a trade organization, consisting of processors and suppliers of fluoropolymer resin, headquartered in Washington, D.C. Presently, Mr. Ostroot is serving on the Fluoropolymers Division Executive Committee as Past Chairman. In April 2005, Mr. Ostroot received the Whitney Bro Lifetime Achievement Award from the DuPont Company for his more than 45 years in the Fluoropolymrer industry. Mr. Ostroot holds a Bachelors degree in Chemical Engineering from the University of Minnesota.

William M. Ramsey, age 52 has been the President and owner of WMR Realty Investment, LLC, a privately-held concern that owns and operates boat and recreational vehicle storage facilities and executive real estate leasing management since 1998. From 1983 until 1998, Mr. Ramsey worked in various senior management positions with Compaq Computer Corporation, a global computer technology company. While at Compaq, Mr. Ramsey held various senior management positions, including Vice President, Worldwide Manufacturing Operations, Vice President, North & Latin American Operations, and Vice president, Corporate Procurement and enjoyed senior management responsibility for more than 8,000 employees. During his tenure with Compaq, Mr. Ramsey served on the Board of Directors of Compaq China and Compaq Brazil, two subsidiaries of Compaq. Mr. Ramsey has a BS, Industrial Engineering degree from the Pennsylvania State University.

THE ABOVE INFORMATION HAS BEEN FURNISHED TO US BY THE RESPECTIVE NOMINEES. WE URGE YOU TO CONSENT TO THE APPOINTMENT OF THE NOMINEES.

VOTING SECURITIES

The Shares constitute the voting securities of the REIT for purposes of this consent solicitation. According to the REIT's latest Schedule 14A dated May 1, 2006, the REIT had 9,476,788 common shares of beneficial interest issued and outstanding. Each common share of beneficial interest is entitled to one vote.

APPRAISAL RIGHTS

The REIT's common shareholders are not entitled to appraisal rights in connection with these Proposals under Maryland REIT Law.

SOLICITATION OF CONSENTS

The members and agents of the Hartman Parties and the Nominees may solicit consents. Consents will be solicited by mail, advertisement, telephone, facsimile, other electronic means and in person. None of those persons will receive additional compensation for their solicitation efforts.

In addition, we have retained D.F. King & Co., Inc. ("D.F. King") to assist in this consent solicitation, for which services D.F. King will be paid a fee up to $47,000. D.F. King will also be reimbursed for its reasonable out-of-pocket expenses. We have also agreed to indemnify D.F. King against certain liabilities and expenses, including certain liabilities and expenses under the federal securities laws. It is anticipated that between 75 to 100 persons will be employed by D.F. King to solicit common shareholders.

Banks, brokers, custodians, nominees and fiduciaries will be requested to forward solicitation material to beneficial owners of Shares. We will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable expenses for sending solicitation material to the beneficial owners.

Our estimate of the total cost to be incurred in connection with this consent solicitation, [other than any severance or employment related costs] described below, is $[ ]. To date, $85,000 has been incurred in connection with this consent solicitation. We will bear the costs of this consent solicitation. Costs related to the solicitation of consents may include expenditures for attorneys, investment bankers, accountants, printing, advertising, postage and related expenses and fees.

The Hartman Parties intend to seek reimbursement from the REIT for its costs incurred in connection with this Consent Solicitation. Such request for reimbursement will not be submitted to a vote of the shareholders.

CONSENT PROCEDURE

If your Shares are registered in your own name, please sign, date and mail the enclosed WHITE consent card to Hartman Management, c/o D.F. King & Co., Inc. in the post-paid envelope provided. If your Shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a WHITE consent card with respect to your Shares and only on receipt of specific instructions from you. Accordingly, you should contact the person responsible for your account and give instructions for a WHITE consent card to be signed representing your Shares. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to Hartman Management c/o D.F. King & Co., Inc. so we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

We intend to have the record date established as February [ ], 2007. We intend to solicit Shareholders who owned Shares of beneficial interest at the close of business on February [ ], 2007. If the Board of Trustees refuses to establish the record date, the record date will be the date that the first consents are delivered to The Hartman REIT. As of the close of business on April 1, 2006, The Hartman REIT had 9,476,788 Shares issued and outstanding. Each Share is entitled to one vote.

If you have any questions or require any assistance in executing your consent, please call: D.F. King & Co., Inc. at (800) 628-8532. Banks and brokers may call collect at (212) 269-5550.

If the Proposals become effective as a result of this consent solicitation, prompt notice will be given to common shareholders who have not executed consents.

We will bear the costs of this consent solicitation. The consents are being solicited in accordance with applicable provisions of the Maryland REIT Law, the REIT’s Bylaws and Trust Declaration. Requisite consents must be delivered to the REIT within 60 days of the earliest dated consent delivered to the REIT.

In the event that the United States District Court for the Southern District of Texas, Houston Division, determines that recent changes to the REIT’s organizational documents are valid and enforceable, then any consent solicited pursuant to this consent solicitation will be of no effect. Please see “Consent Litigation.”

REVOCATION PROCEDURE

An executed consent card may be revoked at any time by properly marking, dating, signing and delivering a written revocation before the time that the action authorized by the previously executed consent becomes effective. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a later dated consent card that is properly completed will constitute a revocation of any earlier consent. The revocation may be delivered either to the REIT or to Hartman Management, c/o D.F. King & Co., Inc. at 48 Wall Street, New York, NY 10005. We will promptly transmit all revocations to the REIT. Although a revocation is effective if delivered to the REIT, we request that either the original or photostatic copies of all revocations of consents be mailed or delivered to D.F. King & Co., Inc. at the address set forth above, so that we will be aware of all revocations and can more accurately determine if and when valid consents of a majority of the outstanding Shares to the Proposals have been received for this consent solicitation.

SPECIAL INSTRUCTIONS

If you were a holder of record of the Shares on the first date on which a signed written consent setting forth the action proposed to be taken is delivered to the REIT, you may elect to consent to, withhold consent to or abstain with respect to each Proposal by marking the "CONSENT," "WITHHOLD CONSENT" or "ABSTAIN" box, as applicable, underneath each Proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed post-paid envelope. In addition, you may withhold consent to the removal of any individual director or the election of any individual Nominee by writing that person's name on the consent card.

Each of the two Proposals is conditioned upon the approval by the common shareholders of the REIT of the other Proposal. Thus, we will not be seeking the removal of the four persons named above unless the common shareholders also approve the appointment of the Nominees.

IF A SHAREHOLDER EXECUTES AND DELIVERS A WHITE CONSENT CARD, BUT DOES NOT CHECK A BOX MARKED "CONSENT," "WITHHOLD CONSENT" OR "ABSTAIN" FOR A PROPOSAL, THAT SHAREHOLDER WILL BE DEEMED TO HAVE CONSENTED TO THAT PROPOSAL, EXCEPT THAT THE SHAREHOLDER WILL NOT BE DEEMED TO CONSENT TO EITHER 1) THE REMOVAL OF ANY TRUSTEE WHOSE NAME IS WRITTEN IN THE SPACE THE APPLICABLE INSTRUCTION TO THE REMOVAL PROPOSAL PROVIDES ON THE CARD OR 2) THE ELECTION OF THE NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE THE APPLICABLE INSTRUCTION TO THE ELECTION PROPOSAL PROVIDES ON THE CARD.

YOUR CONSENT IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD AND RETURN IT IN THE ENCLOSED POST-PAID ENVELOPE PROMPTLY. YOU MUST DATE YOUR CONSENT IN ORDER FOR IT TO BE VALID. FAILURE TO SIGN, DATE AND RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

If your Shares are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a consent with respect to those Shares and only on receipt of specific instructions from you. Thus, you should contact the person responsible for your account and give instructions for the WHITE consent card to be signed representing your Shares. You should confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Hartman Management C/O D.F. KING & CO., INC., 48 WALL STREET, NEW YORK, NY 10005, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

If you have any questions or require any assistance in executing your consent, please call:

D. F. KING & CO., INC.
48 WALL STREET, 22ND FLOOR
NEW YORK, NY 10005
COMMON SHAREHOLDERS CALL TOLL-FREE: (800) 628-8532

BANKS AND BROKERS CALL COLLECT: (212) 269-5550

Dated: February [ ], 2007

ANNEX I

In the last two years the Hartman Parties have purchased or sold the following securities of the REIT.

Allen R. Hartman:

BUY/SELL                 DATE              AMOUNT

BUY          08/16/2006              1,000
                  09/02/2006            30,989.498

PRELIMINARY COPY - - SUBJECT TO COMPLETION

[FORM OF CONSENT CARD]

CONSENT OF COMMON SHAREHOLDERS OF THE
HARTMAN COMMERCIAL PROPERTIES REIT TO ACTION WITHOUT A MEETING

THIS CONSENT IS SOLICITED BY
ALLEN R. HARTMAN AND HARTMAN MANAGEMENT, L.P.

Unless otherwise indicated below, the undersigned, a shareholder of record of THE HARTMAN COMMERCIAL PROPERTIES REIT (the "REIT") on February [ ], 2007, hereby consents pursuant to the Maryland REIT Law, the REIT’s Bylaws and Trust Declaration with respect to all consents from the holders of common shares of beneficial interest in the REIT, par value $.001 per share (the "Shares"), held by the undersigned to the taking of the following actions without a meeting of the common shareholders of the REIT.

IF NO BOX IS MARKED FOR PROPOSAL 1 AND THIS CARD IS PROPERLY SIGNED, DATED AND DELIVERED, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY CURRENT DIRECTOR OR TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED.

ALLEN R. HARTMAN AND HARTMAN MANAGEMENT, L.P. RECOMMEND THAT YOU CONSENT TO PROPOSALS 1 and 2 BELOW.

1.
The removal without cause of James C. Mastandrea, Chand Vyas, Jack L. Mahaffey, and Chris A. Minton from the REIT's Board of Trustees and any other person or persons (other than the persons elected pursuant to this proposed action by written consent) elected or appointed to the Board of the REIT prior to the effective date of these Proposals to fill any newly-created directorship or vacancy on the Board;

☐	☐	☐
Consent	Withhold Consent	Abstain

INSTRUCTION: TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF ALL THE ABOVE-NAMED TRUSTEES, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO APPROVE THE REMOVAL OF CERTAIN OF THE ABOVE-NAMED PERSONS, BUT NOT ALL OF THEM, CHECK THE "CONSENT" BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED IN THE FOLLOWING SPACE:

WITHOLDING OR ABSTAINING ON THIS PROPOSAL WILL HAVE THE SAME EFFECT AS NOT CONSENTING

2.
The appointment of Allen R. Hartman, Larry A. Bouffard, Lynch Butler, Devinder N. Mahajan, John G. Ostroot, and William M. Ramsey to serve as members of the Board to fill four of the newly-created vacancies and two existing vacancies on the Board (the "Nominees");

☐	☐	☐
Consent	Withhold Consent	Abstain

INSTRUCTION: TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE ELECTION OF ALL THE ABOVE-NAMED PERSONS, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO APPROVE THE APPOINTMENT OF CERTAIN OF THE ABOVE-NAMED PERSONS, BUT NOT ALL OF THEM, CHECK THE "CONSENT" BOX IN PROPOSAL NO. 2 ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE FOLLOWING SPACE:

Each of the two Proposals is conditioned upon the approval by the common shareholders of the REIT of the other Proposal. Thus, we will not be seeking the removal of the four persons named above unless the common shareholders also approve the appointment of the Nominees.

WITHOLDING OR ABSTAINING ON THESE PROPOSALS WILL HAVE THE SAME EFFECT AS NOT CONSENTING (IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE. )

In the event that the United States District Court for the Southern District of Texas, Houston Division, determines that recent changes to the REIT’s organizational documents are valid and enforceable, then any consent solicited pursuant to this consent solicitation will be of no effect.

FOR YOUR CONSENT TO BE VALID, IT MUST BE MARKED, SIGNED AND DATED.

                                    Date: February ___, 2007

            Signature

            Signature (if held jointly)

            Title(s):

Please sign exactly as name appears on stock certificates or on label affixed hereto. When shares are held by joint tenants, both should sign and date. In case of joint owners, EACH joint owner should sign and date. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such.

THIS SOLICITATION IS BEING MADE BY ALLEN R. HARTMAN AND HARTMAN MANAGEMENT AND NOT ON BEHALF OF THE REIT.

PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.